

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2005

Mr. Stanislas Vilgrain
Chief Executive Officer
Cuisine Solutions, Inc.
85 South Bragg Street, Suite 600
Alexandria, VA 22312

> **Re: Cuisine Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended June 26, 2004**
> **Filed September 24, 2004**
> **Forms 10-Q for Fiscal Quarters Ended September 18, 2004,**
> **December 11, 2004 and April 2, 2005**
> **Filed October 28, 2004, January 25, 2005 and May 17, 2005**
> **Response Letters Dated April 28, 2005, May 23, 2005**
> **and July 26, 2005**
> **File No. 0-12800**

Dear Mr. Vilgrain:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief